theMaven, Inc.

2125 Western Avenue, Suite 502

Seattle, WA 98121

June 19, 2017

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Joshua Shainess, Esq.

Re:	theMaven, Inc. Registration Statement on Form S-1 Filed May 15, 2017 File No. 333-217992

Dear Mr. Shainess:

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 7, 2017, setting forth comments to the Registration Statement on From S-1 filed by theMaven, Inc. (the “Company”) on May 15, 2017. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

General

1.	Please update your financial statements for the quarter ended March 31, 2017.

Response: We have included the financial statements for the quarter ended March 31, 2017.

2.	Please revise all references to your common stock being “listed” on the OTCQB to clarify that securities are quoted on the over-the-counter board and not listed.

Response: We have revised all references about the common stock from being “listed” on the OTCQB to clarify that our common stock is “quoted” on the over-the-counter board and not” listed.”

Risk Factors

Investor confidence and market price of our shares may be adversely impacted if we are unable to attest to the adequacy of the internal controls over our financial reporting..., page 10

3.	Please revise your risk factor heading on page 10 to remove the word “if” and replace it with language reflecting that you have in fact concluded there is a material weakness in your internal controls and procedures.

Response: We have changed our risk factor to indicate that we have already concluded that we were unable to attest to the adequacy of the internal control over our financial reporting.

Business

Recapitalization Accounting, page 17

4.	We refer to the table summarizing the calculation of the relative voting control on page F-15. In order that we may better understand the substance of the recapitalization transaction, please provide us a comparative table summarizing the number of shares and percentage ownership beneficially held by the officers and directors and 5% shareholders of each of the combining companies before the transaction and the combined company immediately after the transaction.

Response: We have included a table providing the detail requested as an Exhibit to this response letter. We will also add the following additional explanation to the discussion about recapitalization accounting:

“In making the accounting conclusion the primary factor was determining which party, directly or indirectly holds greater than 50 percent of the voting shares has control and considered to be the acquirer. Because the former shareholders of the Subsidiary received 56.7 percent voting control of the issued and outstanding shares of the Company after the transaction, the transaction was considered to be a reverse recapitalization for accounting purposes. Other factors that indicated that the control of the Company after the transaction included, (1) fully diluted equity interests, (2) composition of senior management, (3) former officers of the Parent ceded day-to-day responsibilities to officers of the Subsidiary, and (4) composition of Board of Directors. On a fully diluted basis, the former shareholders of the Subsidiary received 53.5 percent of the equity interests in the Company. All the members of senior management of the Company, other than the part-time Chief Financial Officer, were former shareholders of the Subsidiary. The former officers of the non-active shell ceded day-to-day management to officers of the Subsidiary. The Board of Directors, immediately after the Recapitalization included three members from the Parent, of which two were associated with the investment banking firm MDB Capital and one was an independent director, and two members from the Subsidiary. Because the former shareholders of the Subsidiary did not have any voting restrictions, they could vote to make changes in the Board composition. As such, the conclusion was that control of the Board, in substance, was vested in the former shareholders of the Subsidiary.”

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theMaven Overview, page 18

5.	Please elaborate on the contents of your business plan. For example, provide an anticipated timeline for completion of various milestones, such as when you expect the platform to be completed and when users may start accessing the platform. Additionally, provide an estimate of the funds needed to complete your business plan.

Response: We have expanded the discussion of our business plan and the various milestones and timeline to the extent that we are able to provide an estimate of the time line for commencement of operations

6.	Your business description mentions that theMaven platform will be available on a mobile application. Please clarify how the mobile application fits into your business plan, including when you expect the mobile application to be ready, whether you are currently developing the mobile application and, if not, when you expect to commence work on it. Additionally, disclose whether you expect the mobile application or the website to be the primary consumer-facing platform.

Response: We have expanded the discussion of the development of our technology platform in general and with respect to mobile devices on which it may be accessed.

7.	We note that you intend to develop two primary sources of revenue: online advertising and paid membership subscriptions. To the extent known, disclose the percentage of revenue you expect to receive from each source. Similarly, discuss how you anticipate being able to provide professional publishers with an ability to monetize superior to that of other platforms.

Response: We have expanded the discussion of the expected magnitude of advertising and paid membership subscriptions. Please note that as we are in beta testing, and do not have any customers as yet, it is difficult to predict the relative percentages of revenues that we may receive from the identified sources at this time. Further, we may develop other sources of income, which are not as yet identified.

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8.	We note your disclosure that the success of your business depends on the quality of the channel partners. In this respect, please clarify whether you currently have any signed agreements with your proposed channel partners. We also note your disclosure that your platform will serve a coalition of channel partners by invitation only. Please disclose how the company chooses prospective channel partners, including the factors you plan to consider when determining what individuals or entities will receive invitations, and clarify whether it is the subscribers or your marketing clients who you intend to recruit by invitation only.

Response: We have expanded the discussion of the process of identifying and inviting Channel Partners. Please note that the manner of identifying Channel Partners is considered proprietary to the Company, protected as a trade secret, and it not specifically identified within the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Research and Development Expenses, page 23

9.	Please clarify your statements on pages 20 and 23 discussing the amount you have spent since inception on research and development expenses. We note that the table on page 23 shows research and development expenses of $411,741, but that you also assert spending $951,887 under the relevant subheading.

Response: Our disclosure was intended to disclose both the amount of software development costs that were capitalized as Website Development Cost and the amount of software development costs that were expensed as research and development costs. We have amended the disclosure as shown below:

Research and development expenses

“In the period since its inception on July 22, 2016 through December 31, 2016, the Company spent $951,887 including 207,217 of stock-based compensation, for software development, of which $540,146 was capitalized as Website Development Costs incurred during the application development stage and $411,741 was expensed as Research and Development Costs incurred during the preliminary project stage.”

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General and Administrative Expenses, page 23

10.	We note that stock-based compensation accounted for a significant portion of your general and administrative expense. Please describe any other significant components of general and administrative expenses and their related amounts that may enable your investors to better understand the cost of your business operations. Refer to Item 303(A)(3)(i) of Regulation S-K.

Response: We have amended the disclosure as shown below:

General and administrative expenses

“General and administrative expenses for the period July 22, 2016 (Inception) to December 31, 2016 were $1,772,169 including primarily stock based compensation of $1,037,927, wages and benefits paid in cash of $407,364 and professional fees of $152,940. Our expenses are due to our general administrative expenses of carrying on a business, including administrative compensation, office space lease expense, and legal and accounting expenses.”

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (206) 947-2472.

Sincerely,

Martin Heimbigner, Chief Financial Officer

cc:	Andrew D. Hudders, Esq.

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TheMaven, Inc. and Subsidiary

Pre- and Post-Reverse Merger Shareholdings of Officers, Directors and 5% Shareholders

Shareholder	Position	Integrated Surgical Systems Inc.	Percent of Total	TheMaven Network, Inc.	Percent of Total	Post-Merger	Percent of Total	Percent of Total Issued	Fully Diluted	Percent of Fully Diluted

Christopher Marlett	Director and 5% Shareholder	2,660,894	27.9%	-	0.0%	2,660,894	12.1%		11.4%
Robert Levande	Director and 5% Shareholder	964,697	10.1%	-	0.0%	964,697	4.4%		4.1%
Peter Mills	Director	110,457	1.2%	-	0.0%	110,457	0.5%		0.5%
Stephen Walker and Toye Ann Drewry	5% Shareholder	1,199,934	12.6%	-	0.0%	1,199,934	5.4%		5.1%
All Other ISS Shareholders	N/A	4,594,397	48.2%	-	0.0%	4,594,397	20.8%	43.3%	19.6%	40.7%

James Heckman	Officer, Director and 5% Shareholder	-	0.0%	4,094,708	43.0%	4,094,708	18.6%		17.5%
Ben Joldersma	Officer and 5% Shareholder	-	0.0%	2,047,354	21.5%	2,047,354	9.3%		8.8%
Bill Sornsin	Officer and 5% Shareholder	-	0.0%	1,799,190	18.9%	1,799,190	8.2%		7.7%
Ross Levinsohn	Director	-	0.0%	245,434	2.6%	245,434	1.1%		1.0%
All Other TheMaven Network, Inc. Shareholders	N/A	-	0.0%	4,330,465	45.4%	4,330,465	19.6%	56.7%	18.5%	53.5%

Total Shareholdings		9,530,379	100.0%	12,517,152	100.0%	22,047,531	100.0%	100.0%	94.3%	94.3%

Common Stock Equivalents
Stock options held by ISS Officers and Directors		175,000				175,000			0.7%	0.7%
Warrant Issued to MDB Capital Group. LLC		1,169,607				1,169,607			5.0%	5.0%

Fully Diluted Shares		10,874,986		12,517,152		23,392,138			100.0%	100.0%

Note: Christopher Marlett is the CEO of MDB Capital Group, LLC., and Robert Levande is an Officer of MDB Capital Group, LLC